Exhibit (12)

The McGraw-Hill Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	June 30, 2006				June 30, 2005
(in thousands)	Six Months		Twelve Months		Six Months
Earnings
Earnings from operations before taxes on income (Note)	$470,031		$1,394,556		$435,437
Fixed charges	44,688		83,512		41,587

Total Earnings	$514,719		$1,478,068		$477,024

Fixed Charges (Note)
Interest expense	12,872		21,692		$10,802
Portion of rental payments deemed to be interest	31,816		61,820		30,785

Total Fixed Charges	$44,688		$83,512		$41,587

Ratio of Earnings to Fixed Charges	11.5	x	17.7	x	11.5	x

(Note)	For the three and six months ended June 30, 2006, earnings from operations before taxes on income includes $23.0 million and $77.0 million of stock-based compensation expense, respectively.
For the twelve months ended June 30, 2006, earnings from operations before taxes on income includes $114.4 million of stock-based compensation expense and a $23.2 million restructuring charge. In addition, earnings from operations before taxes on income for the six months ended June 30, 2005 includes earnings of $14.1 million from Corporate Value Consulting, which was divested in 2005.
“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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